J Sainsbury plc

82-913

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC20549
USA

Ext: 6505
Fax: 020 7695 6505
Your Ref:
Our Ref:
Date: 12 December 2005


06010041

SUPPL


SEC MAIL
RECEIVED
JAN 03 2006
WASH, D.C.

Dear Sir

J Sainsbury plc announces : Holding in company

Please find enclosed a copy of the above announcement made to the London Stock Exchange on 12 December 2005.

Yours faithfully

David Kinnair
Company Secretariat

PROCESSED
JAN 05 2006
THOMSON
FINANCIAL


SEC MAIL PROCESSING
RECEIVED
JAN 03 2006
WASH. D.C. 209 SECTION

J Sainsbury plc announces notification of major interests in shares

On 9 December 2005, Sainsbury's received notification that AXA S.A. and its Group companies were interested in 205,134,555 ordinary shares representing 12.05% of the issued share capital. These shares are represented by a beneficial interest of 1,494,605 (0.09%) and a non-beneficial interest of 203,639,950 (11.96%), the majority of which, 202,541,624 was held by AXA Financial, Inc on behalf of Bernstein. AXA's previously disclosed total shareholding was 10.26%.